HARTFORD SECURITIES DISTRIBUTION COMPANY, INC.
(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Securities Distribution Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

The Company serves as an underwriter for variable annuity contracts issued by affiliates of the Parent, as well as the private placement agent for certain variable insurance contracts written by affiliates of the Parent. The Company pays commissions to third party broker-dealers for the distribution of these contracts.

Until June 19, 2014 the Company executed and cleared trades on behalf of retirement plans. For some of these plans the Company also acted as a non-bank custodian. In this capacity, the Company carried customer funds and securities. The Company continues to hold some residual customer funds and, as a result, continues to be subject to the customer protection rule, Securities Exchange Act of 1934 Rule 15c3-3 ("Rule 15c3-3").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. The most significant estimate in the financial statements is the valuation allowance for deferred tax assets, the determination of which is made at the consolidated level for all entities included in the consolidated income tax return of The Hartford. Management believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could differ materially from these estimates.

Cash and Cash Equivalents – Cash and cash equivalents represents cash on deposit in commercial bank checking accounts and short-term investments in a money market mutual fund with an original maturity of 30 days or less.

Cash Segregated – The Company segregates cash in a special reserve bank account for the benefit of customers as required under Rule 15c3-3.

Fair Value of Financial Instruments – The carrying value of financial instruments, which include receivables and payables, approximates their fair values because of the short-term nature of these assets and liabilities.

For financial instruments that are carried at fair value, a hierarchy is used to place the instruments into three broad levels (Level 1, 2, and 3) by prioritizing the inputs in the valuation techniques used to measure fair value.

Level 1: Observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access at the measurement date. Level 1 investments include highly liquid open ended management investment companies ("mutual funds").

Level 2: Observable inputs, other than unadjusted quoted prices included in Level 1, for the asset or liability or prices for similar assets and liabilities. Level 2 investments include those that are model priced by vendors using observable inputs.

Level 3: Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk). Because Level 3 fair values, by their nature, contain unobservable market inputs, considerable judgment is used to determine the Level 3 fair values. Level 3 fair values represent the best estimate of an amount that could be realized in a current market exchange absent actual market exchanges.

In certain cases, the inputs used to measure fair value fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

At December 31, 2015, the Company held $22,378,839 in a money market fund, which is included in cash and cash equivalents. The investment is carried at fair value, valued at quoted prices, and considered a Level 1 investment under the Fair Value hierarchy levels. The Company had no Level 2 or Level 3 investments at December 31, 2015. The Company's policy is to recognize transfers of securities between levels at the beginning of the reporting period. There were no transfers between the levels for the year ended December 31, 2015.

Customer Payables – Customer payables represents customer cash that is held by the Company.

Underwriting Income and Expense – Variable insurance products underwriting income and expense is recorded as earned or incurred based upon contractual agreements.

Income Tax – See Note 4.

New Accounting Pronouncements - The Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration to which an entity is expected to be entitled in exchange for those goods or services. This accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. Early adoption is permitted as of January 1, 2017. The Company has not yet determined its method for adoption or estimated the effect of the adoption on the Company's Financial Statements.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as an underwriter for certain variable insurance contracts issued by its affiliates. For the year ended December 31, 2015, the Company received $1,155,646 from affiliates as reimbursement for certain expenses incurred for performing these functions, which is included in other revenue. The Company received $220,482,055 from affiliates for underwriting the insurance contracts.

For the year ended December 31, 2015, the Company was allocated $999,642 by an affiliate for general and administrative expenses, which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis; however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. FEDERAL INCOME TAXES

The Company and The Hartford are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended December 31, 2015 is comprised of the following components:

Current - U.S. Federal Income Tax Expense	$	1,631
Deferred - U.S. Federal Income Tax Benefit		(10,028)
Total Income Tax Benefit	$	(8,397)

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of the deferred income tax asset at December 31, 2015:

Net Operating loss carryforward	$	11,520
Alternative Minimum Tax Credit		1,528,276
Total deferred income tax asset	$	1,539,796

In management's judgment, the income tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2015, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2011. The federal audit of the years 2012 and 2013 began in March 2015 and is expected to be completed in 2016. Management believes that adequate provision has been made in the

financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $250,000 or 2% of combined aggregate debit items shown in the Formula for Reserve Requirements, pursuant to Rule 15c3-3.

At December 31, 2015, the Company had net capital of $21,691,500 which was $21,441,500 in excess of its required net capital of $250,000.

6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately and a loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2015, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

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